SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9 December 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 28 November 2005
99.2	Transaction in Own Shares dated 29 November 2005
99.3	Directorate Change dated dated 1 December 2005
99.4	Transaction in Own Shares dated 1 December 2005
99.5	Transaction in Own Shares dated 2 December 2005
99.6	Transaction in Own Shares dated 5 December 2005
99.7	Transaction in Own Shares dated 6 December 2005
99.8	Transaction in Own Shares dated 7 December 2005
99.9	Transaction in Own Shares dated 8 December 2005

Exhibit 99.1

28 November 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 50,000 of its ordinary shares at a price of 791.15p per share.

Exhibit 99.2

29 November 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 788.0302p per share.

Exhibit 99.3

1 December 2005

                            Board Appointment

Further to the announcement made by InterContinental Hotels Group PLC ("the
Company") on 25 August 2005 regarding the appointment of Jonathan ("Jon") Linen as an independent non-executive director, the Company hereby confirms Jon
Linen's appointment with effect from today.   Jon Linen will serve on the
remuneration and nomination committees of the board.

For biographical information on Jon Linen, please refer to the announcement dated 25 August 2005.

-ends-

For further information, please contact:

Investor Relations - InterContinental Hotels Group        +44 (0) 1753 410 176
(Gavin Flynn, Paul Edgecliffe-Johnson):                   +44 (0) 7808 098 972

Media Enquiries - InterContinental Hotels Group           +44 (0) 1753 410 425
(Leslie McGibbon):                                        +44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts,
Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts,
Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®
and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 27 million members worldwide
In addition to this, InterContinental Hotels Group has a 47.5% interest in
Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media

Exhibit 99.4

1 December 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 788.985p per share.

Exhibit 99.5

2 December 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 850,000 of its ordinary shares at a price of 799.7059p per share.

Exhibit 99.6

5 December 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 400,000 of its ordinary shares at a price of 799.0094p per share.

Exhibit 99.7

6 December 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 300,000 of its ordinary shares at a price of 797.345p per share.

Exhibit 99.8

7 December 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 400,000 of its ordinary shares at a price of 800.6659p per share.

Exhibit 99.9

8 December 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 790.7782p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	9 December 2005